SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        AMERICAS POWER PARTNERS, INC.
                               (Name of Issuer)


                                 COMMON STOCK
                       (Title of Class of Securities)


                                 030 61A 107
                               (CUSIP Number)

                            Nadeau & Simmons, P.C.
                           1250 Turks Head Building
                             Providence, RI  02903
                                (401) 272-5800

                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 13, 2000
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 030 61A 107                    13D


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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Thomas R. Casten

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) |   |
                                                                  (b) |   |


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3    SEC USE ONLY


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4    SOURCE OF FUNDS

     PF

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                      |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

                    -------------------------------------------------
                    7    SOLE VOTING POWER
NUMBER OF
                         Thomas R. Casten
                         1,200,000 shares

SHARES-------------------------------------------------
                    8    SHARED VOTING POWER
BENEFICIALLY
                         0 shares

OWNED BY-------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                         Thomas R. Casten
                         1,200,000 shares

REPORTING-------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
PERSON WITH
                         0 shares
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     1,200,000 shares

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*
                                                                      |  |

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.39%

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14   TYPE OF REPORTING PERSON*

     IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

This Statement relates to the Common Stock of Americas Power Partners,Inc., a Colorado corporation (the "Company", "Registrant" or "Issuer"), which has its principal corporate offices at 105 East First, Suite 101, Hinsdale, IL 60521.


ITEM 2.  IDENTITY AND BACKGROUND

      (a)  This  Statement  is  being  filed  by  Thomas  R.  Casten,  (the
"Shareholder").

      (b) The business address of the Shareholder is C/O 105 East First Street, Suite 101, Hinsdale, IL 60521.

     (c) The present principal occupation or employment of the Shareholder is as an officer and director of the Registrant.

     (d) During the last five years, the Shareholder has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Shareholder was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

     (f) The Shareholder is a United States Citizen

ITEM 3.  SOURCE AND AMOUNT OF FUNDS

The Shareholder has purchased 1,200,000 shares of Common Stock of the Company at a price of $1.25 per share. The aggregate purchase price of $1,500,000 was paid as follows:

     Cash in the amount of $500,000

     A promissory, interest bearing note in the amount of $1,000,000, payable in one lump sum on the earlier of (i) the tenth anniversary of the note,or
     (ii) two years after Mr. Casten's termination from the Company. The note is secured by a pledge and security interest in 1,200,000 shares of Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION

The Shareholder acquired the shares concurrently with executing an Executive Employment Agreement with the Company, which provides that the Shareholder will be employed as the Chief Executive Officer of the Company and that the Shareholder will be named as a member and Chairman of the Board of Directors of the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

The Shareholder beneficially owns a total of 2,400,000 shares of Common Stock, representing 14.78% of the total issued and outstanding shares of Common Stock. 1,200,000 shares are held by the Shareholder individually. The remainder (1,200,000) is held by the Casten Family Limited Partnership. The Shareholder has sole power to direct the vote of these shares and sole power to direct the disposition of such shares.


ITEM 6.  CONTRACTS, ARRANGEMENTS OR UNDERTAKINGS WITH RESPECT TO
         SECURITIES OF THE ISSUER

The Shareholder beneficially owns a total of 2,400,000 shares of Common Stock of the Company, representing 14.78% of the total issued and outstanding shares of Common Stock of the Company. See Item 5 above for a description of the ownership of the shares. The shareholer has pledged 1,200,000 of the aforementioned shares as security for a promissory note issued in connection with the purchase of the shares. Except in the case of a default in the promissory note, the Shareholder is entitled to receive any cash distributions paid with respect to the pledged shares, to vote the pledged shares and to give consents, waivers and ratifications with respect to the pledged shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as Exhibits:

     Americas Power Partners, Inc. Subscription Agreement, with respect to 1,200,000 shares of common stock.

     Pledge and Security Agreement

     Promissory Note

SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   October 4, 2000


         /s/ Nadeau & Simmons, P.C.

         NADEAU & SIMMONS, P.C.,
         Filing Agent for Thomas R. Casten

         /s/ Thomas R. Casten

         THOMAS R. CASTEN